Exhibit 99.1

ASX ANNOUNCEMENT	04 February 2025

Notice Under Section 708A(5)(e) of the Corporations Act

This notice is given by Alterity Therapeutics Limited ACN 080 699 065 (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), under section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act).

Details of securities issued

Type:	Shares
Class/Description:	Fully paid ordinary shares
ASX Code:	ATH
Date of Issue:	03 February 2025
Number Issued:	164,242,200

The Company gives notice pursuant to section 708A(5)(e) of the Corporations Act that:

1.	the Company issued the Shares without disclosure under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice, the Company has complied with:

(i)	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(ii)	sections 674 and 674A of the Corporations Act; and

3.	as at the date of this notice there is no information to be disclosed which is ‘excluded information’ (as defined in sections 708A(7) and 708A(8) of the Corporations Act) which is required to be disclosed by the Company.

/s/ Abby Macnish Niven
Abby Macnish Niven
Company Secretary

Alterity Therapeutics Limited ACN 080 699 065

Level 14, 350 Collins Street, Melbourne, Victoria 3000 Australia

www.alteritytherapeutics.com

Appendix 2A - Application for quotation of securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Tuesday February 04, 2025

The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date
ATH	ORDINARY FULLY PAID	164,242,200	03/02/2025

Refer to next page for full details of the announcement

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Appendix 2A - Application for quotation of securities

Part 1 - Entity and announcement details

1.1 Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number

ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

New announcement

1.5 Date of this announcement

4/2/2025

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Appendix 2A - Application for quotation of securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

+Securities issued as part of a transaction or transactions previously announced to the market in an Appendix 3B

Previous Appendix 3B details:

Announcement Date and Time	Announcement Title	Selected Appendix 3B to submit quotation request

03-Feb-2025 09:58	New - Proposed issue of securities - ATH	A placement or other type of issue

2.3a.2 Are there any further issues of +securities yet to take place to complete the transaction(s) referred to in the Appendix 3B?

No

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Appendix 2A - Application for quotation of securities

Part 3A - number and type of +securities to be quoted where issue has previously been notified to ASX in an Appendix 3B

Placement Details

ASX +security code and description

ATH : ORDINARY FULLY PAID

Issue date

3/2/2025

Distribution Schedule

Provide a distribution schedule for the new +securities according to the categories set out in the left hand column - including the number of recipients and the total percentage of the new +securities held by the recipients in each category.

Total percentage of +securities held
Number of +securities held	Number of holders	For example, to enter a value of 50% please input as 50.00

1 - 1,000%

1,001 - 5,000%

5,001 - 10,000%

10,001 - 100,000%

100,001 and over		%

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Appendix 2A - Application for quotation of securities

Issue details

Number of +securities to be quoted

164,242,200

Are the +securities being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?

AUD - Australian Dollar	AUD 0.01290000

Any other information the entity wishes to provide about the +securities to be quoted

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Appendix 2A - Application for quotation of securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

ASX +security code and description	Total number of +securities on issue
ATH : ORDINARY FULLY PAID	5,491,006,889

ATHO : OPTION EXPIRING 31-AUG-2026	932,611,430

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	14,250,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,900,000
ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000
ATHAAK : OPTION EXPIRING 30-DEC-2027 EX $0.01	170,000,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.0105	8,000,000
ATHAB : OPTION EXPIRING 13-MAR-2029 EX US$0.0031	62,500,000
ATHAA : OPTION EXPIRING 13-MAR-2029 EX $0.004	20,166,667
ATHAC : OPTION EXPIRING 21-MAR-2029 EX US$0.003	120,000,000
ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720

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